SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

_________________

SCHEDULE 13G
(Rule 13d-102)

INFORMATION STATEMENT PURSUANT TO RULES 13D-1 AND 13D-2
UNDER THE SECURITIES EXCHANGE ACT OF 1934
(AMENDMENT NO.     )1

Gryphon Gold Corporation

(Name of Issuer)

Common Shares

(Title of Class of Securities)

40052G107

(CUSIP Number)

December 13, 2005

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     |_| Rule 13d-1(b)

     |X| Rule 13d-1(c)

     |_|Rule 13d-1(d)

_________________

         1 The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

CUSIP No. 40052G107	13G	Page 2 of 5 Pages

1)	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only) Albert Matter
2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [ ]
3)	SEC Use Only
4)	Citizenship or Place of Organization Canadian
Number of Shares Beneficially Owned by Each Reporting Person With:	(5)	Sole Voting Power 2,250,000*
	(6)	Shared Voting Power 350,000*
	(7)	Sole Dispositive Power 2,600,000*
	(8)	Shared Dispositive Power 350,000*
9)	Aggregate Amount Beneficially Owned by Each Reporting Person
*The reporting person owns 1,900,000 common shares and options to acquire 350,000 additional common shares. An additional 350,000 common shares are held in the names of various family members.
10)	Check If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11)	Percent of Class Represented by Amount in Row (9) 9.2617%
12)	Type of Reporting Person (See Instructions) IN

CUSIP No. 40052G107	13G	Page 3 of 5 Pages

Item 1 (a)	Name of Issuer:
Gryphon Gold Corporation
Item 1 (b)	Address of Issuer's Principal Executive Offices:
390 Union Boulevard, Suite 360 Lakewood, Colorado 80228
Item 2 (a)	Name of Person Filing: Albert Matter
Item 2 (b)	Address of Principal Business Office or, if none, Residence:
Suite 810, 1130 West Pender Street Vancouver, British Columbia V6E 4A4 Canada
Item 2 (c)	Citizenship: United States
Item 2 (d)	Title of Class of Securities: Common Shares
Item 2 (e)	CUSIP Number:
40052G107
Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:
	(a)	|_|	Broker or dealer registered under Section 15 of the Act.
	(b)	|_|	Bank as defined in Section 3(a)(6) of the Act.
	(c)	|_|	Insurance company as defined in Section 3(a)(19) of the Act.
	(d)	|_|	Investment company registered under Section 8 of the Investment Company Act.
	(e)	|_|	An investment adviser in accordance with Rule 13d-1(b)(1) (ii)(E);
	(f)	|_|	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
	(g)	|_|	A parent holding company, in accordance with Rule 13d-1(b)(ii)(G);
	(h)	|_|	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;
	(i)	|_|	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;
	(j)	|_|	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

		[X]	If this statement is filed pursuant to Rule 13d-1(c), check this box.

CUSIP No. 40052G107	13G	Page 4 of 5 Pages

Item 4.	Ownership.
Provide the following information regarding the aggregate number and percentage of the class of securities identified in Item 1.
(a)	Amount beneficially owned:
See Item 9 on the cover page
(b)	Percent of Class:
See Item 11 on the cover page
(c)	Number of shares as to which such person has:

(i)     Sole power to vote or to direct the vote:

(ii)    Shared power to vote or direct the vote:

(iii)   Sole power to dispose or to direct the disposition of:

(iv) Sole power to dispose or to direct the disposition of:

See Items 5-8 on the cover page

Instruction. For computations regarding securities which represent a right to acquire an underlying security, see Rule 13d-3(d)(1).

Item 5.	Ownership of Five Percent or Less of a Class.
If the statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ]
Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
N/A
Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.
N/A
Item 8.	Identification and Classification of Members of the Group. N/A
Item 9.	Notice of Dissolution of Group. N/A
Item 10.	Certification.
N/A

CUSIP No. 40052G107	13G	Page 5 of 5 Pages

SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 24, 2006 ________________________________ /s/ Albert Matter ________________________________ Signature Albert Matter ________________________________ (Name/Title)